

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2012

<u>Via E-mail</u>
Raafat E.F. Fahim, Ph.D.
Nabi Biopharmaceuticals
12270 Wilkins Avenue
Rockville, Maryland 20852

> **Re:** **Nabi Biopharmaceuticals**
> **Schedule TO-I**
> **Filed on July 2, 2012**
> **File No. 005-31596**

Dear Dr. Fahim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you intend to cash out fractional shares in the reverse stock split, after the initial reduction of outstanding shares resulting from the issuer tender offer. Please provide your analysis under Rule 13e-3. We do not believe that any subsequent increase in the number of record holders resulting from the scheme of arrangement with Biota affects this analysis.

2. We note that you have included a form of proxy regarding the Transaction and related proposals in your tender offer materials. Rule 14a-4(f) prohibits the delivery of a form of proxy to any security holder unless the security holder concurrently receives, or has previously received, a definitive proxy that has been filed with the Commission pursuant to Rule 14a-6(b). Given that you have not filed a definitive proxy, please advise. Please

also confirm that you will not utilize any proxy you receive prior to your filing of a definitive proxy statement and indicate this in your disclosure.

3.   Please tell us whether you believe you will be engaged in a distribution of securities to Biota security holders for purposes of Regulation M, and when you believe that the restricted period relating to any such distribution will commence. We may refer your response to the Division of Trading and Markets.

4.   Please confirm how the reverse stock split and cash out of fractional shares will be carried out consistent with Rule 13e-4(f)(6), which prohibits the purchase of the subject securities within ten business days after termination of your offer. In your response, please specify when you will consider the purchase to have taken place.

Conditions of the Offer, page 17

5.   We note that the while you intend to use available cash to purchase shares in the offer, the offer is subject to a condition regarding the sufficiency of your cash balance. See the fourth bullet on page 20. Generally, when an offeror's ability to fund the purchase is uncertain, a material change will occur in the information previously disclosed when this uncertainty is removed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

6.   We note the last sentence in this section, in which you state that your right to terminate or amend your offer will not be affected by any subsequent event regardless of whether such subsequent event would have otherwise resulted in the event having been "cured" or ceasing to exist. Please revise this disclosure to clarify that you will not assert a condition at a time when the specific listed event is no longer continuing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Joseph E. Gilligan, Esq.
        Hogan Lovells US LLP